UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

February 2, 2023 (January 31, 2023)
(Date of Report (Date of earliest event reported))

Exodus Movement, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-3548560
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15418 Weir St. #333
Omaha, NE  68137
(Full mailing address of principal executive offices)

(833) 992-2566
(Issuer’s telephone number, including area code)

Class A Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

On January 31, 2023, Jon Paul Richardson, the Chief Executive Officer of Exodus Movement, Inc. (the “Company”), issued tweets announcing preliminary results for the Company’s revenue for the fiscal year ended December 31, 2022. All figures are preliminary, unaudited and subject to change. The Company has not completed its year-end closing review process and audit. The final results for the fiscal year ended December 31, 2022 may vary materially from the preliminary figures included in the tweet. Further information about the Company’s actual year-end results will be provided as part of its fourth quarter earnings conference call, earnings release to be filled on a Current Report on Form 1-U and year-end financials to be filled on an Annual Report on Form 1-K.

Copies of the tweets are attached as Exhibit 99.1 to this Current Report on Form 1-U.

Safe Harbor and Forward-Looking Statements
The information furnished in Form 1-U is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section, and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

This Current Report on Form 1-U and attached exhibit contain forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,” “believe,” or other comparable terminology. Forward-looking statements include, but are not limited to, statements about our future financial performance, our business plan, our market opportunities and beliefs and objectives for future operations. These statements involve risks, uncertainties, assumptions and other factors that may cause actual results or performance to be materially different, including inflation, volatility in the United States and global financial and crypto markets and other volatility attributable to the conflict in Ukraine. More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the “Risk Factors” section of our offering statement on Form 1-A and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our most recent annual, semi-annual or quarterly report. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

Exhibits
Exhibit Number	Description
99.1	Tweets dated January 31, 2023.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXODUS MOVEMENT, INC.

By:	/s/ James Gernetzke	By:	/s/ Jon Paul Richardson
Chief Financial Officer (Principal Financial & Accounting Officer)		Chief Executive Officer

Date:  February 2, 2023